UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor
5-22-6 Shimbashi, Minato Ward
Tokyo, 105-0004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Robot Consulting Co., Ltd.’s Annual General Meeting of Shareholders

On June 26, 2026, Robot Consulting Co., Ltd. (the “Company”) held an annual general meeting of shareholders of the Company at 6F Le Gratteciel Bldg. 2, 5-22-6 Shimbashi, Minato-ku, Tokyo, Japan at 10 a.m., local time (the “Annual Meeting”). The Annual Meeting was held for the following purposes, which are more fully described in the Notice of Convocation previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on June 18, 2026:

Matters to be Reported:

The Business Report for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

Matters to be Resolved:

Proposal 1	Approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

Proposal 2	Election of one (1) Statutory Auditor

Proposal 3	Reduction of the amounts of Stated Capital and Capital Reserve, and Disposition of Surplus (Appropriation for Loss)

Proposal 4	Partial Amendment to the Articles of Incorporation

At the Annual Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed.

A total of 41,226,000 votes, representing approximately 89.7% of the votes as of March 31, 2026, the record date for the Annual Meeting, were present in person or by proxy at the Annual Meeting. The results of the votes were as follows:

Proposal No. 1: Approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

For	Against	Abstained
35,800,227	8,434	10,151,339

Proposal No. 2: Election of One (1) Statutory Auditor

For	Against	Abstained
35,799,417	9,244	10,151,339

Proposal No. 3: Reduction of the amounts of Stated Capital and Capital Reserve, and Disposition of Surplus (Appropriation for Loss)

For	Against	Abstained
35,780,512	28,149	10,151,339

Proposal No. 4: Partial Amendment to the Articles of Incorporation

For	Against	Abstained
35,779,733	28,928	10,151,339

The Company will file an amendment to this Form 6-K with a copy of the English translation of the amended articles of incorporation once completed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: June 29, 2026